August 13, 2026

Jeffrey A. Lipson
President
HA Sustainable Infrastructure Capital, Inc.
One Park Place, Suite 200
Annapolis, MD 21401

        Re: HA Sustainable Infrastructure Capital, Inc.
            Registration Statement on Form S-4
            Filed August 10, 2026
            File No. 333-298187
Dear Jeffrey A. Lipson:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact David Link at 202-551-3356 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Andrew Epstein